                                        Filing pursuant to Rule 425 under the
                                           Securities Act of 1933, as amended

                                    Filer: Huntington Bancshares Incorporated
                                      Subject Company: Unizan Financial Corp.
                          Subject Company's Exchange Act file number: 0-13270


FORWARD-LOOKING STATEMENTS

This filing contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between Huntington and Unizan, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of Huntington and Unizan may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; Unizan's stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in Huntington's 2002 Annual Report on Form 10-K/A, Unizan's 2002 Annual Report on Form 10-K, and documents subsequently filed by Huntington and Unizan with the Securities and Exchange Commission. All forward-looking statements included in this news release are based on information available at the time of the release. Neither Huntington nor Unizan assume any obligation to update any forward-looking statement.


ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Huntington and Unizan will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 which will include a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Unizan, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287,
Attention: Investor Relations, 614-480-4060, or Unizan Financial Corp., 220 Market Avenue South, Canton, Ohio 44702, Attention: Media Relations, 330-438-4858.

STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The directors and executive officers of Unizan and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Unizan's directors and executive officers is available in its proxy statement filed with the SEC by Unizan on March 14, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Attached is the transcript from an investor conference call / web cast held on January 27, 2004. The presentation material referred to in the transcript was filed with the SEC on January 27, 2004 by Huntington under Rule 425 under the Securities Act of 1933, as amended.


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                                                    Huntington Bancshares, Inc.
                                                               January 27, 2004
                                                                  12.00 p.m. ET
                                                               Host:  Jay Gould
                                                                         Page 1



                           HUNTINGTON BANCSHARES, INC.
                                JANUARY 27, 2004
                                  12.00 P.M. ET
                                 HOST: JAY GOULD



Operator:             Good day ladies and gentleman and welcome to your
                      Huntington Acquisition Announcement conference call. At this time all participants are in a listen-only mode.
                      Later we will be conducting a question and answer session and instructions will follow at that time. If you need operator assistance, please press star then zero on your touch-tone telephone. As a reminder, this conference call is being recorded. I would now like to introduce your host for today's conference, Mr. Jay Gould. Mr. Gould you may begin.

Jay Gould: Thank you Christina and welcome everybody to today's call. As is our custom, we will be reviewing a deck of slides. If you do not have those slides, you can find them on Huntington.com, or you can call the investor relations department at 614-480-5676 to obtain copies. Also, there will be a replay that will be available for two weeks from the end of today's call. Before beginning, the presentation contains some very important disclosures regarding risks and uncertainties associated with what we are going to be discussing today, and I would like to refer you to Slide #2 for information. Also, there is important disclosure regarding where and how you can obtain additional merger related information as that becomes available. That information is at the end of the presentation on Slide 18. You are urged to familiarize yourself with these important disclosures.

                      Turning to the business at hand. Today's discussion will begin with formal remarks by Tom Hoaglin, Chairman, President and CEO of Huntington; Mike McMennamin, Vice Chairman and CFO of Huntington, and participating in the Q&A is Roger Mann, President and CEO of Unizan. Let me turn the presentation over Mr. Hoaglin.

Tom Hoaglin:          Thank you Jay and thanks to all of you for joining us
                      today. As many of you know, during 2003 we began to think about how acquisitions could fit into Huntington's future growth. Prior to 2003, we knew we were not ready. We were focused on changing Huntington, its culture and the team, and on improving the financial performance and credit quality of the company, growing in our core markets.
                      During 2003, we became convinced that if the right situation came along we could do a transaction and integrate it well, while being sure to keep focused on continuing our positive earnings momentum and growing our share in existing markets. I have known Roger Mann for about 12 years from our days together at Bank One, and I have always had a very high regard for his leadership and banking abilities and for his integrity. So, when the opportunity to consider a combination with Unizan came along, we were quite interested. We are delighted to announce this merger today. We want to review it with you now.

                      Turning to Slide 3. We believe that this is a good strategic fit. It strengthens Huntington's Ohio presence, it yields attractive financial benefits, and we think there is low execution risk.

                      Slides 4, 5, and 6 outline how we believe this merger will strengthen our Ohio presence. As you can see, our deposit share in Ohio will go from 5.4% to 6.5%. There will be three significant new markets for us: Canton, Newark, and Zanesville, each with a #1 or #2 share. We will enhance our deposit market share in both the Dayton-Springfield and Columbus markets.

                      Slide 5 indicates the total number of offices and ATMs we have. After the combination, there will be 205 offices and 417 ATMs in the state and Slide 6 gives a county-by-county or MSA-by-MSA outline of deposits following the combination and our market share.

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                                                                  12.00 p.m. ET
                                                               Host:  Jay Gould
                                                                         Page 2


                      Slide 7 enumerates the attractive financial benefits we believe are associated with this transaction, and in a few minutes Mike McMennamin will give you some more detail. But just briefly, this transaction will be immediately accretive on both a GAAP and cash basis to EPS, excluding merger charges. It will be 0.72% and 1.01% accretive on a GAAP basis in 2004 and 2005, respectively, and 0.74% and 1.49% accretive to cash EPS in 2004 and 2005, respectively. It will help us to continue to reduce our concentration in the auto lease and loan sector from 28% to 26%.

                      Slide 8 outlines why we believe that this transaction does in fact carry with it low execution risk. We fully intend that we will retain local management in key positions. As I mentioned earlier with regard to Roger, we have a good familiarity with the management, and I might add, a high regard for Unizan management -- all the people we have met. We think we have similar local bank business cultures, our due diligence suggests that there is low credit risk. We predicated our analysis on conservative estimates of cost savings, which you will hear in a minute. Unizan already operates on a single bank charter with a single technology platform, which should simplify the integration and conversion process, and we believe this is the right size for an acquisition for Huntington at this point in time as we begin to grow in this fashion. So, we really do believe that this transaction carries with it low execution risk. Now, I would like to call on Mike McMennamin, our Vice Chairman and CFO to review some of the financial details. Mike?

Michael McMennamin:   Thanks, Tom. Slide 9 shows the summary of the transaction.
                      We are going to be paying a price of $26.39 a share.
                      That's based on Huntington's closing price last night of $23.10 a share. The value of the transaction is $587 million value with a fixed exchange ratio of 1.1424
                      Huntington shares for each share of Unizan. That represents a 15% premium over Unizan's closing price last night; the structure will be structured as a tax-free exchange. Consideration will be 100% stock. We do anticipate repurchasing in the open market subsequent to closing 10% of the shares, and we anticipate this is going to close in the second quarter.

                      If you turn to Slide 10, here we compare the transaction with some comparable transactions executed since the end of 2002, with deal values between a quarter of a billion and $1 billion. We will be paying, based on the 12 months ended in September, a PE of 20.3 times their last 12 months earnings. The price earnings ratio based on the estimated earnings per share for 2004, and that's annualizing the after-tax impact of some balance sheet restructuring and the fair market value adjustments that excludes cost savings, would be 14.3 times. As a percentage of the September 30th book value, 189%, and 30% of the tangible book value as of the same date. The core deposit premium would be 23.6%, and the market premium, as I mentioned, would be 15% above Unizan's closing price last night.

                      If you turn to Slide 11, here we look at the pro forma GAAP earnings for the company for both 2004 and 2005. We start out with Huntington's earnings per share estimates as published by First Call, $1.65 and $1.79, respectively. We have Unizan's First Call estimate for 2004 of $1.18. For 2005, we have assumed an 8.5% growth rate to get to $1.28. The earnings are shown right below that line, both for Huntington and Unizan. If you look at the 2004 column you will see the Unizan earnings represent just half a year. To that, we have made a number of adjustments. As I mentioned, we are going to be repurchasing 10% of the stock, and the first item represents a cost of funds for that repurchase. We are estimating annual cost savings, which we will get into in just a couple of minutes, for 2005 of just a little shy of $11 million after-tax. There are some balance sheet restructuring transactions that we will talk about in a few minutes, and also that we estimate will add a little bit over $8 million to 2005 earnings. Basically this is the purchase accounting adjustments for the assets and liabilities, except for loans and CDs, and some balance sheet restructuring to adjust Unizan's interest rate risk profile to be consistent with that of Huntington, which I think as you know is just slightly liability sensitive. The purchase accounting adjustments represent a netting of two

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                                                    Huntington Bancshares, Inc.
                                                               January 27, 2004
                                                                  12.00 p.m. ET
                                                               Host:  Jay Gould
                                                                         Page 3



                      components, the purchase accounting adjustments for loans and CDs, which is a positive, and the amortization of the core deposit intangible, which is a negative.

                      Focusing on 2005, the pro forma earnings on a GAAP basis, making these assumptions, would be $1.81 a share, versus the $1.79 First Call estimate, for accretion of slightly over 1%. The accretion on the same basis for 2004 is 72 basis points. We feel that these are solid accretion numbers for 2004 and 2005 and certainly meet our expectations for a transaction of this size, which is roughly slightly less than 10% of Huntington. We also assumed a 25% cost savings, which we also feel is a conservative assumption.

                      The next Slide 12 works through the same process to arrive at pro forma earnings on a cash earnings basis for 2005. The pro forma numbers are $1.82 a share, versus $1.79, or 1.49% accretion and for 2004, $1.66 versus a $1.65, or 74 basis points.

                      The next slide shows you just some of the estimates on the cost savings. As I mentioned, we feel that the 25% assumption that is built into these numbers is a very conservative estimate. We would hope to do a little better but that remains to be seen. We are doing nothing that would in any fashion jeopardize the customers of Unizan or their customer relationships. You can see we have, on a pre-tax basis, estimated cost savings of $16.8 million.

                      Next Slide 14 shows just the estimated merger charges and some of their components. We currently are estimating those at slightly less than $26 million on a pre-tax basis and about $20 million after-tax.

                      Slide 15 shows the impact that the transaction will have on our capital ratios. Here we are highlighting the tangible common equity ratio. At the end of 2003, our tangible common equity ratio was 6.80%. Assuming a June 30th close, we estimate that would go down to slightly less than 6.50%, but it starts to rebuild rapidly. It's up to 6.58% by the end of 2004, and in 2005 it jumps to 6.78%. This assumes no additional capital management, and it also assumes 7% asset growth. We feel that these numbers are consistent with our previously announced target, tangible common equity to assets of 6.50% and 6.75%. I also would note that one of the side benefits of the transaction is to reduce our concentration of auto loans and leases, which you may recall peaked at 33% at the end of 2002, through some sales that we have effected in 2003. That is down to 28%. This transaction brings that ratio down to 26% and makes additional progress towards our longer-term goal of 20%.

                      If you turn to Slide 16, we show the combined loans and deposits of the two companies. I will just draw your attention to a couple of comments here. As I mentioned, auto exposure, in the middle of the page bracketed, drops from slightly less than 28% to slightly less than 26%. I also would draw your attention to the fact that Unizan has what we feel is a risk averse balance sheet. They have roughly 40% of their loan portfolio in home equity and residential real estate mortgages with relatively low expected charge-offs. I would note that one of the things we like about this transaction is we do not feel it has any real credit risk. We feel very good about the credit quality of Unizan. Their charge-off rates in 2003 were between, on a quarterly basis, 25 and 30 basis points per annum. So they look very attractive in that regard. You can see down at the bottom, we break out non-interest bearing deposits and interest bearing deposits. Unizan does have a CD that represents about 48% of their total deposits. Tom?

Tom Hoaglin:          Mike, thank you very much. Slide 17 summarizes our view of this combination. As you can see, we view it very much as the two organizations having complementary business cultures, each focused on local bank decision making with the ability to draw on more sophisticated resources than a larger company would have. This does expand our Ohio franchisee. As my guideline for you, we do see it as very financially attractive, using conservative assumptions, and just to underscore, we have not predicated any analyses on revenue enhancements that might come from selling additional services to

                                                    Huntington Bancshares, Inc.
                                                               January 27, 2004
                                                                  12.00 p.m. ET
                                                               Host:  Jay Gould
                                                                         Page 4


                      Unizan customers. We do believe there is low integration risk, and we are attracted by the niche businesses that Unizan operates in SPA lending and personal aircraft lending.

                      So in sum, we at Huntington are very excited about this step forward. We feel as if we can benefit stakeholders very well, we can integrate the transaction smoothly, and we look forward to combining the two organizations. With that, Operator, we will be delighted to have questions.

Operator:             Thank you. Ladies and gentlemen, if you have a question or comment at this time please press the one key on your touch-tone telephone. If your question has been answered and you wish to remove yourself from the queue, please press the pound key. Our first question comes from Ed
                      Najarian from Merrill Lynch.

Ed Najarian:          Good afternoon guys.

Tom Hoaglin:          Hi Ed.

Ed Najarian:          I don't know too much about Unizan, could you give us a
                      little history of the company just from the standpoint of thrift or bank perspective. Was it a thrift, and if so, when did it convert to a bank or has it converted to a bank? I am kind of basing that assumption on the deposit mix. Can you give us a little insight there of how that's played out over the last couple of years?

Tom Hoaglin:          Ed, I am going to ask Roger Mann the President/CEO of
                      Unizan to respond to you. Roger?

Roger Mann:           Tom thanks. Ed, Unizan is a creation of a merger of equals that happened just about a year and nine months ago now between United National Bank of Canton and First National
                      Bank of Zanesville. United Bank of Canton and First
                      National Bank of Zanesville are both institutions that are, I think, well over a hundred years old. First
                      National of Zanesville had made several, actually I believe three, acquisitions recently, and they were a smaller thrift. That is why the balance sheet does have the percentage of CDs that we are showing. But the institution has been operating as a full service commercial bank with over a billion dollars in trust assets, and as Tom said, I think one of the strengths has been our asset quality as we migrated to our MOE.

Ed Najarian:          And both of those former companies that you mentioned were banks?

Roger Mann:           That is correct. Yes sir.

Ed Najarian:          Thank you.

Operator:             Our next question comes from Fred Cummings from McDonalds
                      Investments.

Fred Cummings:        Good morning and congratulations.

Tom Hoaglin:          Hi Fred.

Fred Cummings:        Tom, just a quick question on the trust business. How do
                      you plan on running that, I know Unizan has had a pretty successful trust operation? Are you going to allow -- are you going to have two different locations or are you going to consolidate that?

Tom Hoaglin:          Fred, our approach in the Trust Business, consistent with
                      local banking, would be to have a Trust operation based in Canton. I feel quite certain that there will be some opportunities in the backroom, as there would be in other parts of the organizations for efficiencies, but as it relates to customer contact related activities, we'd very much want those in the local markets. As you know, we at Huntington have a very active investment management business and that includes a mutual fund

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                      family. We would fully expect that the Unizan franchise
                      would benefit from that and that we would be able to market those services locally. We run Huntington Investment Company, which is our broker dealer for retail securities. We'd see expanding that throughout the Unizan franchise, selling mutual funds and annuities. But as it relates to the Trust, so many times, those relationships are local and personal, and we fully expect to be able to utilize Unizan's customer-relationship strengths there.

Roger Mann:           Tom if I may, Fred it is Roger. One of the things that I
                      really liked about the opportunity for our company to join
                      Huntington, Fred, very honestly, was the opportunity for us to offer expanded products in that Wealth Management
                      Trust area. I mean that was something I looked at very diligently.

Fred Cummings:        Okay. Thanks Roger. A question for you Mike. In terms of
                      this balance sheet restructuring, do you anticipate Unizan making any of these moves before the merger closes. I just want to get a feel for the timing of the balance sheet restructuring?

Mike McMennamin:      Fred, I think that remains to be seen. We will look at
                      their taxable income position and our taxable income position and make a determination as to how much of these transactions would take place before and how much would take place just after the merger was consummated. I think that really needs to be determined, but our intent is to make the transactions just as quickly as we can. If they are after - it will be very shortly after.

Fred Cummings:        And then lastly Tom, I think this is a nice low risk deal
                      for you. Now would you be comfortable doing another deal simultaneously, a relatively small one? Are you pretty much going to focus on integrating this one?

Tom Hoaglin:          I think it is real important for us Fred to do this well.
                      It's obviously important to Unizan employees and customers. It's also important to Huntington shareholders.
                      So, we would not want to see what I would call, a simultaneous or a concurrent transaction. On the other hand, the landscape is changing quickly, and we would like to think that our reputation is such and our execution ability is such that we might have other opportunities at some point in time. We just don't want to take too much on our plate at the same time.

Fred Cummings:        Okay.  Thanks Tom.

Operator:             Our next question comes from Larry Garshofsky from
                      Lawrence Garshofsky.

Larry Garshofsky:     Hi Gentlemen, congratulations on the deal.

Tom Hoaglin:          Thank you.

Larry Garshofsky:     Just a couple of simple questions. Could you say who the
                      investment bankers were because I didn't see it in the press release, and also can you say if this came out of an auction process or is this really just like a one-on-one?

Mike McMennamin:      Larry, this is Mike McMennamin; our investment banker in
                      this transaction is Keefe, Bruyette & Woods.

Larry Garshofsky:     Okay.

Mike McMennamin:      And Sandler O'Neill was the investment banker for Unizan,
                      I don't think we are going to comment on how the transaction developed.

Larry Garshofsky:     Right. Okay, thank you very much.


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                                                    Huntington Bancshares, Inc.
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                                                                  12.00 p.m. ET
                                                               Host:  Jay Gould
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Operator:             Our next question comes from Patrice Kanada, from Gardhill
                      Capitol.

Patrice Kanada:       Hi, good afternoon. Just wondering which specific
                      regulatory approvals will be required to close this transaction?

Mike McMennamin:      The standard approvals, Federal Reserve approval, and the
                      OCC will have to approve the bank merger. We do not anticipate any divestitures would be required with the transaction, and the SEC will review the S-4 filing.

Patrice Kanada:       Right, in addition to obviously the HSR approval, how
                      about Ohio or any other states?

Mike McMennamin:      No.

Patrice Kanada:       No states?

Mike McMennamin:      No states and the transaction will have to be approved by
                      the Unizan shareholders.

Patrice Kanada:       Right.

Mike McMennamin:      It does not have to be approved by the Huntington
                      shareholders.

Patrice Kanada:       Right. Okay, very good, thank you.

Operator:             Our next question comes form Todd Hagerman from Fox Pitt.

Todd Hagerman:        Good afternoon everyone.

Tom Hoaglin:          Hi Todd.

Todd Hagerman:        A couple of questions; one, maybe Mike if you could give
                      us a little bit more detail or color just in terms of the cost savings. I noticed a lot of that coming out through personnel initiatives. And, you don't really mention branches or physical structure; can you just talk in general kind of where the cost savings are targeted outside the back office if you will?

Mike McMennamin:      Todd, obviously the back office will be an area that we
                      will look at very closely for any duplications of certain functions. We also will be reviewing branch locations to determine if there are any consolidations. It might be affected between the branches of the two companies that are relatively close together. Beyond that we have obviously completed our due diligence, and we have a list of opportunities, but those opportunities will be provided or will be analyzed in coming weeks.

Tom Hoaglin:          Todd this is Tom, it's logical to expect that the normal
                      corporate level staff functions offer some opportunity, but in truth we need to spend time with the two management teams together to make sure that we fully understand where the duplications would be. We'd expect to get after that in short order.

Todd Hagerman:        Okay that's helpful. And then just as a followup to that
                      Mike, just in terms of the purchase accounting adjustments that you referenced in the balance sheet restructuring. Is pretty much everything built into those numbers in terms of, you know, is there much more flexibility there that you see potentially coming out of the mark-to-market adjustments after the close - i.e. debt or otherwise?


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                                                    Huntington Bancshares, Inc.
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Mike McMennamin:      Well, in essence we will look at both the investment
                      portfolios as well as all the liabilities, Todd, and we anticipate prepaying those liabilities which would be mark-to-market in the purchase accounting adjustments obviously. Our intent is to convert some of the non-cash purchase accounting adjustments into actual cash earnings by actually selling the investment securities and reinvesting in the higher yielding assets and terminating the higher cost liabilities and replacing them with lower market rate liabilities. So, the intent really is to convert the purchase accounting non-cash component of the transaction into actual cash earnings.

Todd Hagerman:        Okay, that's helpful.  Thank you.

Operator:             Once again ladies and gentlemen if you have a question or
                      comment at this time, please press the one key on your touch-tone telephone. Our next question comes from David
                      Hilder from Bear Stearns.

David Hilder:         Good afternoon. Looks like a nice fit. I guess my first
                      question would be, can you give us any sense of how many branches you might close or consolidate?

Tom Hoaglin:          David this is Tom; we do believe that there will be
                      opportunity for us to close and consolidate some offices.
                      We do not have a total and won't arrive at that game plan, if you will, until we have an opportunity to have ample discussions, good discussions with Unizan management.
                      There is opportunity there, but we don't have a definite number.

David Hilder:         Okay, thanks. And the second unrelated question is -- my
                      assumption is that the SEC would have to provide some sort of overview of the disclosure in the proxy to be provided to the Unizan shareholders. Is that fair?

Tom Hoaglin:          The SEC will have to review the registration statement,
                      the S-4 statement, which will incorporate the registration statement for our stock as well as the Unizan's proxy statement, yes.

David Hilder:         And in view of the various accounting issues that you had
                      over the past year or so, do you have any sense of how long that might take or how that might relate or not relate to the SEC's questions in the past?

Mike McMennamin:      David, we really don't have a timeframe. We did contact
                      the various rating agencies; make them aware of the transaction. We have no reason to believe from those discussions that the transaction would not be approved, but we do not have a timetable.

Tom Hoaglin:          David, this is Tom, we have taken that in consideration
                      with regard to our estimate that the transaction will be closed late in the second quarter.

David Hilder:         Okay. Thanks very much.

Operator:             I am showing no further questions at this time.

Tom Hoaglin:          Very Good. We'd like to thank all of you for participating today and if you have further questions; please call our Investor Relations Department. Thank you, and goodbye.

Operator:             Ladies and gentlemen, thank you for your participation on
                      today's conference. This now concludes the program. You may all disconnect. Thank you and have a great day.